September 11, 2019

James A. Clark
Chief Executive Officer
LSI Industries Inc.
10000 Alliance Road
Cincinnati, Ohio 45242

       Re: LSI Industries Inc.
           Registration Statement on Form S-3
           Filed September 6, 2019
           File No. 333-233660

Dear Mr. Clark:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Telecommunications
cc:    F. Mark Reuter, Esq.